Exhibit 10.4

September 20, 2005

John Goehrke

Dear John:

I am pleased to extend you an invitation to join Luna Innovations in the position of Chief Operating Officer, reporting to me. This position will be exempt.

We can offer a monthly salary of $16,667.00. During the 4th quarter of calendar year 2005, you will be eligible for a one-fourth of a 25% ($12,500.00) bonus based on Luna Innovations milestones to be mutually determined at a later date. Starting January 1, 2006, you will be eligible for up to a 50% bonus, payable quarterly, based on achievement of a Luna Innovations milestone bonus plan also to be mutually determined at a later date. You will continue to be eligible for the Luna Technologies bonus plan through the end of the 2005 calendar year, and payout will be as follows:

•	If Q3 YTD Revenue of $2,123k is met, 75% ($75,000.00) of annual bonus will be payable in October 2005.

•	If Q4 YTD Revenue of $3,338k is met, remaining 25% ($25,000.00) of annual bonus will be paid in January 2006.

We will recommend to the Board of Directors that, at the first Board meeting following your employment, you will be provided with a stock option grant to purchase 300,000 shares of Luna Innovations Common Stock at an exercise price equal fair market value at time of hire. 50% of the shares shall vest twelve (12) months after the vesting commencement date, and the balance of the shares subject to the option shall vest monthly pro-rata over three (3) years thereafter on the same day of the month as the vesting commencement date, subject to continued service on such dates. In addition to a generous 401(k) retirement plan, our benefits include a Paid Time Off program, 10 paid holidays, health insurance, dental plan, life insurance, short and long-term disability. These benefits will be reviewed with you on your first day of employment. You will receive PTO at the level of a 5 year employee. This means that you would have 184 hours or 23 days of Paid Time Off per year available to you (prorated based on your start date). Luna also will pay 100% of expenses associated with your temporary relocation to Blacksburg. This is limited to travel expenses between Blacksburg, VA and Cary, NC, and associated hotel costs. This benefit will continue until you relocate to Roanoke, Virginia.

I think you will find the position professionally stimulating and challenging. Our programs cover a cross-section of interesting activities/assignments. Luna’s mission and operating style is focused and straightforward, and is essentially embodied in our primary goal – “Solutions for today, products for tomorrow.” I believe your contributions will greatly assist the continued growth and success of Luna.

Should you have questions relative to our offer of employment or if you require further information on any point that we may have failed to cover, do not hesitate to contact the Human Resources Department at 540-953-4275.

This offer of employment by Luna Innovations is contingent upon your review, agreement and acceptance of the Letter Agreement attached as Exhibit A to this offer letter. By signing in the noted area at the end of this letter, and at the end of Exhibit A, you knowingly and voluntarily agree to all terms and conditions of the agreement as noted in this offer letter and in Exhibit A.

After careful consideration of our total employment package, we hope to receive a written affirmative response from you by September 29, 2005.

Sincerely,

/s/ Kent A. Murphy, Ph.D.
Kent A. Murphy, Ph.D. President & Chief Executive Officer

ACCEPTED AND AGREED TO:

/s/ John Goerke
(Signature)

John Goerke
(Print Name)

Date: